ROYAL BANK OF CANADA TO REPURCHASE
UP TO 20 MILLION COMMON SHARES
TORONTO, October 29, 2007 — Royal Bank of Canada (RY on TSX and NYSE) today announced the launch of its normal course issuer bid to purchase, for cancellation, up to 20 million of its common shares through the facilities of the Toronto Stock Exchange.
     The purchase of common shares under the normal course issuer bid will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value.
     The shares that may be repurchased represent approximately 1.6% of the bank’s outstanding common shares. As of October 22, 2007, there were 1,276,213,083 common shares of the bank outstanding.
     Purchases under the normal course issuer bid may commence on November 1, 2007, and will terminate on October 31, 2008. The amount and timing of any purchases will be determined by the bank. The average daily trading volume of the bank’s shares on the Toronto Stock Exchange for the 6 months ended September 30, 2007, calculated in accordance with the rules of the Toronto Stock Exchange for the purposes of the bid, was 2,802,607 shares.
     As of October 22, 2007, the bank had purchased 11.8 million common shares of an allowed 40 million common shares at an average price of $54.58 under the bank’s current normal course issuer bid, which will expire on October 31, 2007.

Media contact:
Beja Rodeck, Media Relations, Toronto, (416) 974-5506
Investor contact:
Amy Cairncross, Investor Relations, Toronto, (416) 955-7809